                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             TTR TECHNOLOGIES, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   87305 U102
                                 (CUSIP Number)


                                 Michel Marechal
                          Yokim Asset Management Corp.
                                c/o Lexinter S.A.
                              24 Route de Malagnou
                           CH 1208 Geneva, Switzerland
                               011-41-22-735-8788
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 87305 U102

(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS.
      OF ABOVE PERSONS (ENTITIES ONLY)

      Yokim Asset Management Corp.
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

      (a)  / /

      (b)  / /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL
      PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) /  /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands

--------------------------------------------------------------------------------
NUMBER OF       (7)   SOLE VOTING POWER
SHARES                1,360,168
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY             (8)   SHARED VOTING POWER
EACH                  0
REPORTING       ----------------------------------------------------------------
PERSON WITH          (9)   SOLE DISPOSITIVE POWER
                      1,360,168
                ----------------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER
                      0

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,360,168

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES                  /  /

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW 11
      7.4%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------
                                        2

Item  1.          Security  and  Issuer.

     This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share, of TTR Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1841 Broadway, New York, NY 10023.


Item  2.          Identity  and  Background.

     (a)- (c) The name of the person filing this Schedule 13D is Yokim Asset Management Corp.("Yokim"). Yokim is principally engaged in financial and investment activities. The principal office of Yokim is located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. To the best of Yokim's knowledge, as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Yokim ,and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Schedule A annexed hereto. The information contained in Schedule A is incorporated herein by reference.

     (d)-(e) During the last five years, neither Yokim, nor to the best knowledge of Yokim, any of the executive officers or directors of Yokim, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment , decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Yokim is a corporation organized under the laws of the British Virgin Islands.


Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

          The source of funding for the purchase of the shares of Common Stock of the Company was general working capital of Yokim.

Item  4.          Purpose  of  Transaction.

     All of the shares of Common Stock reported herein were acquired for investment purposes. Yokim may acquire additional shares of Common Stock in the future and such acquisitions made be made in open market purchases, privately negotiated transactions by tender offer or otherwise, subject to availability of the shares of Common Stock at prices which Yokim deems favorable. Yokim has made no final determination with respect to any specific course of action at the present time.

Except as described above, Yokim currently has no plan or proposal which relates to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item  5.           Interest  in  Securities  of  the  Issuer.

     (a) The number of shares of Common Stock covered is 1,360,168, which constitutes approximately 7.4% of the Common Stock of the Company.

     (b)     See  Items  7  through  11  on  the  cover  page.

     (c) Except as set forth herein, to the best of Yokim's knowledge, there have been no transactions in the shares of the Company's Common Stock effected during the past sixty (60) days by Yokim, nor to the best of Yokim's knowledge, by any subsidiary or affiliate of Yokim or any of Yokim's executive officers or directors.

     (d) No other person is known by Yokim to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's Common Stock held by Yokim.

     (e)     Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
Respect  to  Securities  of  the  Issuer.

     None

Item  7.     Material  to  be  Filed  as  Exhibits.

     Exhibit  1-Power  of  Attorney



                        [Signature appears on next page]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January  17,  2003          YOKIM  ASSET  MANAGEMENT  CORP.


                                By: /s/   Andre  Zolty
                                   -------------------------------------
                                   Andre  Zolty,  attorney-in-fact


                                By: /s/   Michel  Marechal
                                  --------------------------------------
                                  Michel  Marechal,  attorney-in-fact

                                    SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, business address and present principal occupation or employment of each director and officer of Yokim Asset Management Corp. Each of the directors and officers set forth below are citizens of the Republic of Panama and are employed by the Law Firm of Mossack Fonseca & Co.

Name  and  Address                     Title
------------------                     -----

Marta  Edghill                         Director  and  President
c/o  Mossack  Fonseca  &  Co.
East  54th  Street
Panama  City,  Republic  of  Panama

Vianca  Scott                          Director  and  Secretary
c/o  Mossack  Fonseca  &  Co.
East  54th  Street
Panama  City,  Republic  of  Panama

                                    EXHIBIT 1



                              POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that on this 24th day of October, 2001, we, YOKIM ASSET MANAGEMENT CORP., a company incorporated and existing under the IBC Act of the British Virgin Islands, whose registered office is situated at Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, B.V.I. (here referred to as "the Company") have made, constituted and appointed, and by these presents do hereby make, constitute and appoint Mr. Andre ZOLTY and/or Mr. Michel MARECHAL and/or Mr. Olivier CHRISTINAZ and/or Mrs. Janine SAKHNOWSKY and/or Mrs. Colette BRASEY and/or Mrs. Norma NUZZO, with joint signatures by any two (hereinafter referred to as "the Attorney") as our true and lawful Attorney-in-fact for us and in our name, place and stead, to do, execute and perform all and every act or acts in law needful and necessary to be done in and about and in relation, but not limited to, the following matters:


1. To negotiate, conclude, sign, execute and deliver on behalf of the Company such conveyances, transfers, assignments, deeds, documents, licenses, authorities or agreements as said Attorney shall consider necessary or proper to enable it to dispose of or acquire any assets in any part of the world (hereinafter referred to as "the assets") on such terms as the Attorney shall consider proper or desirable in his absolute discretion.

2. To ask, demand, sue for, recover, enforce payment of, and receive all sums of money, securities of moneys, debts, shares, goods, effects and, things, whether movable or immovable now or hereafter owing, payable or belong to us by virtue of any security or upon any balance of accounts or otherwise however, and to give, sign and execute receipts, quittances and other discharges for any property or thing in action whatsoever.

3. To create, sign, execute, deliver, register, acknowledge or perfect in any way required by applicable law such mortgages, charges, liens or encumbrances over the assets and any ancillary assets, properties and developments so acquired by the Company for such consideration and on such terms and subject to such conditions as the Attorney shall consider necessary or desirable in his absolute discretion.

4. To pay, settle, adjust, deduct and allow all taxes, rates, charges, deductions, expenses and all other payments and outgoings whatsoever due and payable or to become due and payable for or on account of any property, whether movable or immovable and whether in possession or in action, now or hereafter belonging to us or to which we may become entitled.

5. To enter into leases and collect rents on behalf of the Company with regard to any properties.

6. To open and to close bank accounts, to deposit funds and securities in our accounts whether existing or to be opened, to dispose of any funds or securities deposited in such accounts and to draw cheques on our accounts, whether existing or to be opened, to establish credit facilities with banks, borrow funds, and pledge the Company's assets (including any properties or bank accounts) as security for such borrowings or credit facilities, to lend money to, or to guarantee debts and obligations of, any person, corporate or natural, whether or not related to the Company and to sign all kinds of documents in connection with our accounts or money.

7. To take such steps as may be necessary under applicable law to qualify the Company to do business and for such purpose to complete, sign and deliver such documents, appear before authorities and enter into such undertakings or bonds as may be necessary or desirable.

8. To purchase or sell on behalf of the Company all or any stocks, shares, annuities, debentures, bonds, obligations and an other kinds of securities or investments and to that end to employ and pay brokers and other agents on its behalf.

9. To subscribe to any Memorandum or Articles of Association of any company to be incorporated, to apply for any shares or debentures in any company incorporated or to be incorporated, to execute and do on our behalf and in our name all such deeds, documents, instruments and things in connection with or relating to our membership or directorship in any company in which we are members or directors or in which we shall become members or directors at any time, but without derogating from the generality of the foregoing to execute on our behalf and in our name any declarations or declaration, consents to act as directors, trust deeds, debentures, application for shares or debentures, consent to short notice for meeting and other documents and waivers whatsoever and to act for us in our capacity as shareholders, members and-or directors of any company.

10. To substitute this power of attorney wholly or partially, in favour of third parties.

And the Company hereby declares that this instrument shall at all tines be conclusively binding on the Company in favour of third parties who have not received notice of the revocation thereof and the exercise by the Company itself from time to time, of any or the powers hereby conferred shall not of itself be deemed to be a revocation.

This instrument is to be construed and interpreted as a general power of attorney with no limitations on the power and authority of the attorney to act as long as such acts are lawful and in the interest of the Company.

IN WITNESS whereof this power of attorney has been issued and signed on the date first above written.

/s/ Marta Edghill
--------------------------
Marta Edghill, Director                  YOKIM ASSET MANAGEMENT CORP.
                                                  [SEAL]
/s/ Vianca Scott
-------------------------
Vianca Scott, Director